U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                      SEC File Number  0-10909
                                                      CUSIP Number  219-269-107


(Check One)
|X| Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                  For Period Ended: March 31, 1998

[ ] Transition Report on Form 10-K and Form 10-KSB [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q and Form 10-QSB [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:
                              ____________________

   Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                       N/A
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                         PART I - REGISTRANT INFORMATION

Full Name of Registrant                            Corniche Group Incorporated

Former Name if Applicable                          N/A

Address of Principal Executive Office
(Street and Number)                                103 Lark Lane
                                                   Euless, TEXAS 76040


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                        PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, and Form 10-QSB, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

         Corniche Group Incorporated (the "Company") is not able to file its Annual Report on Form 10-K for the year ended March 31, 1998 (the "Form 10-K") within the time period prescribed for such report without unreasonable effort or expense.

         During the year ended March 31, 1998, the Company had no employees and no operations. At a shareholder meeting held on May 18, 1998, the shareholders approved a transaction whereby a new group of shareholders obtained control of the Company with the intent to cause it to commence business operations in the insurance industry. However, due to the late date of the shareholders meeting relative to year end, the Company and its auditors have been unable to timely complete the Form 10-K and the fiscal 1998 audit.

                           PART IV - OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification.

Robert Hutchins, President                    (817) 358-1121
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   (Name and Title)                           (Area Code)  (Telephone Number)

          (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                     |X| Yes                       [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                     [ ]  Yes                      |X| No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           Corniche Group Incorporated
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                            CORNICHE GROUP INCORPORATED



Date:  June 29, 1998                        By:  /s/Robert Hutchins
                                                    Name:  Robert Hutchins
                                                    Title:    President

         Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------ATTENTION---------------------------------------

          Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202) of this chapter or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                           SIMONTACCHI & COMPANY, LLP

                          Certified Public Accountant's
                                   9 Law Drive
                           Fairfield, New Jersey 07004

                                                             June 25, 1998


U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:  Corniche Group Incorporated
     SEC File Number 0-10909
     CUSIP Number 219-269-107

Dear Sir or Madam:

The Company's books and records have not been made available to us in time to complete our audit of their financial statements for filing by June 30, 1998. We have been informed that due to the late date of the shareholders meeting and other transactions, the completion of the year end accounting was delayed.

We expect to have all of the necessary information within the next week and we will complete our audit in time for filing on July 13, 1998.



/s/Simontacchi & Company, LLP
Simontacchi & Company, LLP